Exhibit 12

             COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND
                  RATIO OF EARNINGS TO COMBINED FIXED CHARGES
                         AND PREFERRED STOCK DIVIDENDS
                                  (Unaudited)
                                ($ in millions)

                                                         Three Months Ended
                                                             March 31,
                                                         1997          1996
Consolidated operations:
  Income before income tax expense and net dividends
    on preferred securities of subsidiaries ..........  $  308        $  276
  Fixed charges deducted from income
    Interest expense .................................     153           158
    Implicit interest in rents .......................       4             4
      Total fixed charges deducted from income .......     157           162
        Earnings available for fixed charges..........  $  465        $  438
  Fixed charges per above ............................  $  157        $  162
  Capitalized interest ...............................       3             3
      Total fixed charges ............................     160           165
      Dividends on preferred stock and securities ....      28            15
        Combined fixed charges and preferred
          stock dividends ............................  $  188        $  180
          Ratio of earnings to fixed charges .........    2.90          2.65
          Ratio of earnings to combined fixed charges
            and preferred stock dividends ............    2.47          2.44

Consolidated operations, corporate fixed charges
  and preferred stock dividends only:
    Income before income tax expense and net dividends
      on preferred securities of subsidiaries ........  $  308        $  276
    Corporate fixed charges deducted from income -
      corporate interest expense .....................      31            34
      Earnings available for fixed charges ...........  $  339        $  310
    Total corporate fixed charges per above ..........  $   31        $   34
    Capitalized interest related to real estate
      operations .....................................       3             3
      Total corporate fixed charges ..................      34            37
      Dividends on preferred stock and securities ....      28            15
        Combined corporate fixed charges and
          preferred stock dividends ..................  $   62        $   52
          Ratio of earnings to corporate fixed charges   10.18          8.40
          Ratio of earnings to combined corporate
            fixed charges and preferred stock
            dividends ................................    5.51          6.01

American General Finance, Inc.:
  Income before income tax expense ...................  $   62        $   44
  Fixed charges deducted from income
    Interest expense .................................     125           126
    Implicit interest in rents .......................       3             3
      Total fixed charges deducted from income .......     128           129
        Earnings available for fixed charges .........  $  190        $  173
          Ratio of earnings to fixed charges .........    1.48          1.34
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